SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

       HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
              New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F  ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___  No    X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on June 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: June 30, 2011	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2011 FOURTH QUARTER/ YEAR-END RESULTS
Sales Climb 43.3 Percent for Year; Earnings Up Sharply

HONG KONG —June 29, 2011 — Highway Holdings Limited (Nasdaq:HIHO) today reported strong results for the fourth quarter and fiscal year ended March 31, 2011, with annual sales almost reaching pre-global recessions levels and record profitability.
Net income for the fiscal fourth quarter climbed almost five-fold to $789,000, or $0.21 per diluted share, from $161,000, or $0.04 per diluted share, a year earlier.  Net sales for the same period increased 31.8 percent to $7.9 million from $6.0 million a year earlier.
Net income for fiscal year 2011 climbed sharply to $1.7 million, or $0.44 per diluted share, from $420,000, or $0.11 per diluted share, in fiscal 2010.  Net sales for fiscal 2011 increased 43.3 percent to $31.1 million from $21.7 million a year ago.
 “Results for fiscal 2011 reflect a strongly improved business environment and the benefits of streamlining operations to enhance operating efficiencies,” said Roland Kohl, president and chief executive officer of Highway Holdings.
He highlighted the two key strategic initiatives implemented during the past few years  that have greatly enhance profitability; reducing the company’s operations from four factories to one, and the utilization of automation in its manufacturing process.  “As a consequence, the company was able to further improve its balance sheet and increase its cash position to take advantage of future strategic growth opportunities,” Kohl said.
Gross profits improved for both the fiscal 2011 fourth quarter and year -- increasing by $367,000, or 26.16 percent, and $1,853,000, or 39.4 percent, respectively, compared with the same periods in fiscal 2010.  Gross profit as a percentage of net sales remained essentially unchanged at approximately 23 percent and 21 percent for the fiscal fourth quarter and fiscal year, respectively, despite initiatives noted above to reduce the company’s manufacturing expenses.  However, strong increases in the price of raw materials and higher worker salaries throughout the Southern China region off-set many of the company’s cost-saving efforts and the increased utilization of automation.
(more)

Highway Holdings Ltd.
2-2-2

Selling, general and administrative expenses for the fiscal 2011 fourth quarter were essentially flat compared with a year ago, reflecting the elimination of certain items related to the closing of facilities. For the full fiscal year, selling, general and administrative expenses increased by $490,000 compared with fiscal 2010.  The increase in selling, general and administrative expenses for the year reflects higher wages noted above and higher expenses to support increased levels of business.  Selling, general and administrative expense as a percentage of net sales decreased from 20.1 percent in fiscal 2010 to 15.6 percent in fiscal 2011.
Operating income for the fiscal fourth quarter more than doubled to $775,000 from $364,000 in the same period a year earlier.  For the full year, operating income increased more than five-fold to $1.7 million from $331,000, reflecting strong sales growth and improved management of expenses.
The fluctuation of the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses.  Compared to prior years, currency exchange gains/losses were relatively minor as the company in fiscal 2011 realized a currency exchange loss of only $7,000.  The company does not undertake any currency hedging transactions.  The company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations.
Kohl noted that the company’s balance sheet remains strong with total current assets at
March 31, 2011 of $17.0 million; working capital of $10.7 million; and long-term debt, net of the current portion, of only $375,000.  The company’s current ratio was 2.70:1 at March 31, 2011 compared with 3.18 at March 31, 2010.
Kohl highlighted the company’s cash position of $1.82 per diluted share and an increase in total shareholders’ equity to $12.6 million at March 31, 2011 from $11.7 million a year earlier – representing approximately $3.33 per diluted share.
About Highway Holdings
Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products.  Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.
Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.
(Financial Tables Follow)

#   #   #  #

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31,		March 31,
	(Unaudited)		(Audited)

	2011	2010	2011	2010

Net sales	$7,862	$5,964	$31,147	$21,739
Cost of sales	6,092	4,561	24,594	17,039
Gross profit	1,770	1,403	6,553	4,700
Selling, general and administrative expenses	1,025	1,037	4,857	4,367
Share of profits (loss) of equity investees	30	(2)	30	(2)
Operating income	775	364	1,726	331

Non-operating items
Interest expenses	(17)	(9)	(57)	(47)
Exchange (loss) gain, net	62	(167)	(7)	173
Interest income	1	-	3	6
Other income	14	24	86	46
Impairment loss on property, plan and equipment	-	(97)		(97)
Impairment loss on investment in equity investees	-	(2)		(2)
Total non-operating income (expense)	60	(251)	25	79
	-
Income before income tax and non-controlling Interest	835	113	1,751	410
Income taxes credit (expense)	(46)	11	(123)	(10)
Net Income before non-controlling interests	789	124	1628	400
Loss attributable to non-controlling Interests	-	37	22	20
Net Income attributable to Highway Holdings Limited shareholders	$789	$161	$1,650	$420

Net Income attributable to Highway Holdings Limited
Basic	$0.21	$0.04	$0.44	$0.11
Diluted	$0.21	$0.04	$0.44	$0.11

Weighted average number of shares
Basic	3,765	3,755	3,765	3,755
Diluted	3,777	3,758	3,777	3,758

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)
	March 31,	March 31,
	2011	2010
Current assets:
Cash and cash equivalents	$6,864	$6,279
Restricted cash	643	771
Accounts receivable, net of doubtful accounts	4,797	3,240
Inventories	4,236	3,495
Prepaid expenses and other current assets	417	507
Total current assets	16,957	14,292

Property, plant and equipment, (net)	2,411	2,051
Intangible assets, (net)	-	8
Investments in equity investees	31	1
Total assets	$19,399	$16,352

Current liabilities:
Accounts payable	$3,581	$2,389
Short-term borrowings	280	793
Long-term loans-current portion	253	-
Obligations under capital leases – current portion	41	251
Accrual expenses and other liabilities	2,057	1,056
Income tax payable	71	-
Total current liabilities	6,283	4,489
Obligations under capital leases-net of current portion	3	44
Deferred income taxes	173	147
Long-term loans – net of current portion	375	-
Total liabilities	6,834	4,680

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,335	11,289
Retained earnings	1,206	461
Accumulated other comprehensive loss	-	(13)
Treasury shares, at cost – 37,800 shares and 5,049 shares as of March 31, 2010; and 2011 respectively	(14)	(53)
Total Highway Holdings Limited shareholders' equity	12,565	11,722
Non-controlling interest	-	(50)
Total Equity	12,565	11,672
Total liabilities and shareholders' equity	$19,399	$16,352